
Mail Stop 3561

December 11, 2017

Terence Ho
Chief Executive Officer
Sunburst Acquisitions V, Inc.
Room 2305A, 23/F
World-Wide House, 19 Des Voeux Road
Central, Hong Kong

> **Re:** **Sunburst Acquisitions V, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed November 13, 2017**
> **File No. 000-24483**

Dear Mr. Ho:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date.

Business, page 1

2. We note that in a Risk Factor entitled "We may not be able to adequately protect our Intellectual Property" on page 11 you state that you "rely on a combination of copyright,

trademark and trade secrets laws to protect our intellectual property rights." Please revise your business discussion to include the importance and duration of all material copyright, trademarks and licenses held. See Item 101(h)(4)(vii) of Regulation S-K.

3. We note the risk factors discussing acquisitions as a part of your expansion strategy. To the extent material, please provide additional disclosure regarding your acquisition plans elsewhere in the registration statement.

Marketing and Customers, page 4

4. We note that your five top customers accounted for 75.68% of your revenues in the six months ended June 30, 2017. Please briefly describe the terms of any material customer, supplier or distribution agreements, including payment, duration and renewal terms.

Risk Factors, page 9

5. Please add a risk factor concerning your previous inability to timely file your periodic reports under the Securities and Exchange Act of 1934. Please discuss in this risk factor the risk that investors may not have access to current or timely financial information about your company.

6. Please add a risk factor regarding your substantial outstanding receivables and any material risk that you will be unable to collect the balance of such receivables.

Directors and Executive Officers, page 23

7. We note your disclosure on page 1 that Mr. Ho controls Sea Treasure Holdings Limited. Please revise to describe all of the business experience of Mr. Ho for the past five years. Refer to Item 401 of Regulation S-K.

Item 15. Financial Statements and Exhibits

8. Please update your financial statements and related disclosures, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date.

Audited Consolidated Statements of Operations and Comprehensive Loss, page F-3

9. We note the line item within operating expenses called Loss on sales. Your description on page 21 states that this "represents the loss making in the transactions with our related parties." Please explain to us in greater detail the transactions to which this relates and how the related party transactions result in losses. Please be detailed in your explanation.

Notes to Financial Statements

Note 1. The Company and Principal Business Activities, page F-6

10. We note your disclosure regarding the acquisition on November 13, 2017 of Success Green and its subsidiaries. Your disclosure here states that the acquisition has been accounted for as a business combination under common control. However, in other places in the document, such as on page 1, you stated that the transaction was a reverse merger. Please note that each accounting term has a specific meaning and related accounting. Please explain your accounting to us in greater detail and clarify the disclosures throughout your document to clearly and accurately indicate the accounting employed. We may have further comment.

Note 2. Summary of Significant Accounting Policies

(k) Revenue Recognition, page F-8

11. We note your statement that the company's revenue consists of net service revenue based on invoiced value of goods net of value added tax. Please clarify your revenue recognition disclosure to indicate whether revenues are recorded on a gross or net basis. Please also explain to us your reasoning for your revenue classification including a description of the process by which you generate revenue. Please refer to ASC 605-45.

Note 9. Related Parties Transactions, page F-13

12. For each related party, please explain to us in more detail the transaction that gave rise to the receivable. Please explain to us in detail how you determined the collectability of each receivable. Further, for the receivables from Jisheng that have been offset against contributed capital, please explain to us in greater detail why you believe ASC 310-10-S99-2 and S99-3 apply to these receivables.

Note 13. Going Concern Uncertainties, page F-17

13. Please include management's assessment as to whether there is substantial doubt about the entity's ability to continue as a going concern within one year after the date that the *financial statements are issued*. Please note the guidance and disclosure requirements of ASC 205-40-50-12-13.

Note 14. Subsequent Events, page F-17

14. We note your disclosure that you issued 600,000,000 shares of common stock to Mr. Ho to acquire Success Green on November 13, 2017. Elsewhere in your document, you state that you issued 72,265,000 shares in this transaction. Please clarify and update your disclosures throughout the document to be consistent or supplementally explain to us the apparent inconsistency.

<u>Independent Review Report, page F-18</u>

15. We note the reference in the review report to the condensed consolidated balance sheets of Wave Sync Corp. Please tell us how Wave Sync Corp is related to Sunburst Acquisitions V, Inc. or update as necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products